No. 1/07

IAMGOLD ANNOUNCES RESULTS FROM
THE WESTWOOD-MOOSHLA EXPLORATION PROJECT

Toronto, Ontario, January 17, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce results of 10 holes from its Westwood-Mooshla underground exploration program. These results include an intersection of 8.0 metres averaging 34.9 grams per tonne (g/t) gold and a one meter intersection averaging 160.6 g/t gold. A surface drilling program in 2004 led to the discovery of the Westwood deposit, located two kilometres east of the Doyon Division, where IAMGOLD is currently operating its Doyon and Mouska mines, located along the prolific Cadillac belt in the Abitibi region of Quebec.

“We anticipated good results from the Westwood-Mooshla underground exploration program. I am pleased that these results have exceeded our expectations,” commented Joseph Conway, President & CEO, IAMGOLD. “The initial program was planned with two drills and these results justified the addition of two more drills in November and December. We will continue to explore aggressively with the objective of extending the life of the Doyon Division.”

The ongoing drilling program carried out from this drift totals approximately 28 000 meters consisting of 22 holes. In 2006, 16 970 meters of drilling were completed, 6 700 metres of which were completed after September 2006. The intersections from the recent drilling are presented in Table 1. Additional information is shown in the cross sections in Figures 2 and 3.

The Westwood-Mooshla underground exploration project was initiated in 2004 with a $25 million, five year exploration program to identify new deposits on the Doyon and Mouska properties. The Westwood portion of the underground program began with the excavation of an exploration drift starting from the 14th level of the Doyon mine, 900 meters below the surface. This drift should be completed by the end of 2007 when it reaches the Bousquet Fault, near the eastern boundary of the property.

The following three gold bearing horizons have been identified; Zone 2 Extension; North Corridor and Westwood Horizon. Testing has revealed, significant gold intersections from these three mineralized horizons. Most of the intersections are related to the Zone 2 Extension (far eastern extension of the Doyon Main Zone) and to the North Corridor.

The new area tested (Zone 2 Ext. and North Corridor) is located on the west side of the Bousquet Fault about 1.2 km east of Doyon shaft (figures 2 and 3). Economic values start at about 900 meters below the surface with extensions of 350 meters laterally and more than 1 km at depth. Both horizons are parallel, about 150 meters apart, open at depth and have a western plunge. The objectives of this accelerated exploration program, utilizing the two additional drill rigs, is to establish the continuity of these two new zones (Zone 2 Extension and Corridor North) and to determine the mineral potential between 900 to 1500 meters below surface. The original two drill rigs will continue the initial exploration program at depth to the west and east of the Bousquet fault. The exploration drift is now far enough advanced to initiate a 2 km hole to test the immediate western plunge of the Westwood Horizon. This hole will begin in the first quarter of 2007.

Qualified Person / Quality Control Notes

Follow up on the drilling program was carried out by IAMGOLD employees, under the supervision of Ms. Nicole Houle, Geologist - Doyon Division. Ms Houle is a qualified persons (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology. IAMGOLD has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples, reject and pulp duplicates and internal material references (the “standards”) to each batch of samples sent for analysis. Blank samples are used to check for possible contamination in laboratories, field duplicates allow the quantification of overall precision while standards determine the analytical accuracy. Samples were sent for assaying to Doyon’s internal laboratory as a primary laboratory. Samples were assayed by fire-assay according to industry standards.

Cautionary Note to U.S. Investors

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Table 1
Recent Drilling Results from 2006 Westwwood-Mooshla Exploration program as Reported January 17. 2006

Hole #	Intersection				Zone 2 Extension			North Corridor			Westwood Horizon
	from (m)	to (m)	Core length (m)	True width (m)	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %	Remarks
R14037-06	Abandoned
R14037A-06	1005.5	1008.5	3.0	1.2	3.8	0.5	0.0
	1141.0	1146.0	5.0	2.3				1.4	0.0	0.5
	1250.0	1256.0	6.0	3.1							0.8	0.0	0.0
R14070-06	424.0	425.0	1.0	0.9	77.3	0.0	0.0
	621.0	622.0	1.0	0.9				9.6	0.0	1.1
	638.0	639.0	1.0	0.9				55.2	0.0	0.0
	655.5	658.5	3.0	2.8				5.5	0.0	0.0
including	657.5	658.5	1.0	0.9				12.9	0.0	0.0
	674.5	675.5	1.0	0.93							1.1	0.6	0.2
	703.5	705.0	1.5	1.4							42.2	0.6	0.0
	717.0	723.0	6.0	5.6							1.9	0.0	0.5
	727.0	728.0	1.0	0.9							3.6	0.0	1.1
R14070A-06	702.5	703.5	1.0	0.9	Not tested			Not tested			36.9	0.4	0.0	reassay = 67.9/1.0
R14119-06	520.4	521.5	1.1	0.3	18.7	-	-
	795.5	798.5	3.0	2.2				1.8	-	-
	887.0	894.0	7.0	5.2							0.8	0.0	0.5
including	891.5	892.0	0.5	0.4							4.3	0.0	0.1
R14134-06	430.0	438.0	8.0	6.5	34.9	0.1	0.1	Abandoned
including	430.0	431	1.0	0.8	48.7	0.1	0.4
including	434.0	435.0	1.0	0.8	54.5	0.1	0.0
including	436.0	437.0	1.0	0.8	109.9	0.2	0.1
including	437.0	438.0	1.0	0.8	23.0	0.0	0.0
	461.5	469.5	8.0	6.5	3.0	-	-
including	461.5	462.5	1.0	0.8	11.4	0.0	0.0
R14134A-06	461.2	469.2	8.0	6.5	23.4	-	-	Abandoned
including	461.2	462.2	1.0	0.8	160.6	0.0	0.0
R14199-06	361.0	364.0	3.0	2.9	5.3	0.3	0.0
including	363.0	364.0	1.0	1.0	12.7	0.6	0.0
	424.5	427.5	3.0	2.9				3.6	-	-
	557.5	558.5	1.0	1.0							5.6	0.0	1.9
R14200-06	668.0	669.0	1.0	0.6	4.0	0.0	0.0
	675.5	676.5	1.0	0.6	65.3	0.0	0.0
	701.0	702.0	1.0	0.6	16.0	0.0	0.0
	883.5	886.5	3.0	1.9				40.0	0.1	0.0
including	883.5	884.5	1.0	0.6				15.7	0.0	0.0
including	885.5	886.5	1.0	0.6				94.8	0.2	0.0
											assays pending
R14201-06	573.0	575.5	2.5	1.3	6.6	-	-
	615.0	623.0	8.0	4.4	1.0	0.0	0.0
	634.0	635.0	1.0	0.6	15.3	0.0	0.0
	807.5	808.5	1.0	0.6				61.4	-	-
	1026.0	1032.5	6.5	3.6							0.4	0.0	0.8

W
Doyon Mine
Zone 2 Extension
E
5000 m
4500 m
4000 m
3500 m
3000 m
Main Pit
Zone 2
Zone 1
Level 8
Reinterpretation in Progress
Level 14
Exploration Drift
4966E
Diabase Dyke
Doyon Property Limit
Doyon Fault
Sericitic Schist
Felsic Volcanics
Bousquet Fault
New Potential Zone
R14199-06
5.3/3.0
R14070-06
77.3/1.0
R14134A-06
23.4/8.0
R14134-06
34.9/8.0
3.0/8.0
R14119-06
18.7/1.1
R14200-06
4.0/1.0
65.3/1.0
R14201-06
6.6/2.5
1.0/8.0
15.3/1.0
R14037A-06
3.8/3.0
4.1/1.5
4.3/0.8
6.2/0.5
2.7/3.0
6.6/1.5
5.0/3.0
38.2/2.0
1.6/5.5
1.1/2.5
3.4/3.0
1.0/3.0
23.9/1.5
3.4/1.0
2.8/1.5
2.0/4.5
19.0/7.5
5.6/3.0
5.9/4.5
1.0/4.0
5.7/5.5
Legend
Drill hole in progress
Below 1 g/t Au
Between 1 and 3 g/t Au
Between 3 and 10 g/t Au
Above 10 g/t Au
(Color code based on a 3m minimum length)
0
250m
3000E
3500E
4000E
4500E
5500E
6000E

Doyon Mine - Westwood Project
Detailed Longitudinal Section – Zone 2 Extension

W
Doyon Mine
North Corridor
E
5000 m
4500 m
4000 m
3500 m
3000 m
Main Pit
Zone 2
Zone 1
Level 8
Reinterpretation in Progress
Bousquet Fault
Diabase Dyke
Doyon Property Limit
Level 14
Exploration Drift
4966E
R14199-06
3.6/3.0
3.4/1.0
4.4/3.0
2.8/2.0
2.6/3.0
2.5/1.5
R14070-06
9.6/1.0
55.2/1.0
5.5/3.0
2.8/1.0
R14119-06
1.8/3.0
322.0/1.5
R14200-06
40.0/3.0
R14201-06
61.4/1.0
10.7/5.5
Doyon Fault
1.7/2.7
5.5/1.5
19.7/1.0
5.8/1.0
R14037A-06
1.4/5.0
New Potential Zone
3.5/4.5
3000E
3500E
4000E
4500E
5500E
6000E
0
250m
Legend
Drill hole in progress
Below 1 g/t Au
Between 1 and 3 g/t Au
Between 3 and 10 g/t Au
Above 10 g/t Au
(Color code based on a 3m minimum length)
Doyon Mine - Westwood Project
Detailed Longitudinal Section – North Corridor